IN THE MATTER OF

                      FILE NO. 70-9627

             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.   20549

       CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

                            UNDER

       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

              _________________________________



Allegheny Energy, Inc.      Allegheny Energy Supply Company, LLC
10435 Downsville Pike       R.R. 12, P.O. Box 1000 Roseytown Road
Hagerstown, Maryland 21740  Greensburg, Penna. 15601


The Potomac Edison Company  Allegheny Energy Service Corporation
(d/b/a Allegheny Power)     10435 Downsville Pike
10435 Downsville Pike       Hagerstown, Maryland 21740
Hagerstown, Maryland 21740

             __________________________________

        THIS IS TO CERTIFY THAT in accordance with the terms and conditions of, and for the purposes represented by, the Application/Declaration referenced herein and the related Orders of the Securities and Exchange Commission with respect thereto, Applicants have carried out the transactions listed below:

      1. Holding Co. Release No. 27205, The Potomac Edison
         Company, on August 1, 2000 transferred all of its Generating Assets at book value to its affiliate Allegheny Energy
         Supply Company, LLC; and

      2. Holding Co. Release No. 27321, The Potomac Edison
         Company and its affiliate Allegheny Energy Supply Company, LLC, executed a Lease Agreement concerning a portion of the generating assets.

         This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding after the end of the six months during which the above-described transactions were consummated. Further Certificates of Notification will be filed as to the carrying out of any future transactions under authorization of the aforesaid Order and "past tense" opinions of counsel as to all of the transactions authorized by the Order will be filed at the time the last of such transactions has been carried out.

                                     ALLEGHENY ENERGY, INC.

                                     /s/ MARLEEN BROOKS

                                     Marleen Brooks
                                     Secretary of Allegheny Energy, Inc.




Date: March 27, 2001